SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              TII Industries, Inc.
                                (Name of issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   872479 20 9
                                 (CUSIP Number)

                                Leonard W. Suroff
                            c/o TII Industries, Inc.
                                1385 Akron Street
                            Copiague, New York 11726
 (Name, address and telephone number of person authorized to receive notices and communications)

                                  June 1, 1993
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)











                               Page 1 of  7 Pages





 CUSIP No. 872479 20 9                                        Page 2 of 7 Pages



Response to Question   1:     Leonard W. Suroff
Response to Question   2:     N/A
Response to Question   3:     SEC USE ONLY
Response to Question   4:     PF
Response to Question   5:     N/A
Response to Question   6:     United States
Response to Question   7:     130,000
Response to Question   8:     0
Response to Question   9:     130,000
Response to Question   10:    0
Response to Question   11:    130,000
Response to Question   12:    N/A
Response to Question   13:    3.4%
Response to Question   14:    IN





 CUSIP No. 872479 20 9                                        Page 3 of 7 Pages


      This amendment to the Schedule 13D (the "Statement") is being filed by Leonard W. Suroff to reflect that he ceased to be the beneficial owner of more than 5% of the Company's Common Stock on June 1, 1993. This statement restates (except for previously filed paper exhibits) the entire text of the Schedule 13D. Except as stated below, the disclosure in this Statement regarding Mr. Suroff's ownership of the securities of TII Industries, Inc., a Delaware corporation (the "Company"), speaks as of June 1, 1993, the date Mr. Suroff ceased to be the beneficial owner of more than 5% of the Company's Common Stock.

      In April the Company 1994 the issuer of the security to which this Statement pertains effected a 1 for 2 1/2 reverse stock split of the Company's Common Stock and Class B Stock. All disclosure in this Statement regarding stock ownership and per share amounts reflect post-split numbers.

Item 1.     Security and Issuer.

      This  Statement  relates  to  the  Common  Stock, $.01 par value per share
("Common  Stock"),  of  the  Company.    The  principal executive offices of the
Company are located at 1385 Akron Street, Copiague, New York 11726.

Item 2.     Identity and Background.

(a)   This Statement is being filed by Leonard W. Suroff.

(b) The business address of Mr. Suroff is c/o TII Industries, Inc., 1385 Akron Street, Copiague, New York 11726.

(c)   Mr.  Suroff  is an attorney admitted to practice in the State of New York.
      Mr. Suroff is employed as counsel by the Company and also by American Biogenetic Sciences, Inc ("ABS").

      The Company is a leading supplier to the United States telephone operating companies of overvoltage surge protectors.

      ABS conducts research and development of therapeutic and diagnostic products in the area of blood coagulation and human cancer.

      The Company's principal executive offices are located at 1385 Akron Street, Copiague, New York 11726.

      ABS's principal executive offices are presently located at 1539 North Ironwood Drive, South Bend, Indiana 46635.

(d) During the last five years Mr. Suroff has not been convicted in a criminal proceeding





 CUSIP No. 872479 20 9                                        Page 4 of 7 Pages


(excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Suroff has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Suroff is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

      In the original Schedule 13D, dated October 31, 1992 ("Original 13D"), Mr. Suroff reported that he had expended $250,000 of his personal funds for the purchase of 2,500 shares of the Company's Series B Cumulative 10% Preferred Stock (the "Series B Preferred Stock"). Effective August 7, 1992, the Company completed a private placement (the "Private Placement") of 2,200,000 shares of Common Stock and warrants (the "Warrants") to purchase a like number of shares of Common Stock. Included in such shares and Warrants was the issuance to Mr. Suroff of 100,000 shares and Warrants to purchase a like number of shares of Common Stock in exchange for the 2,500 shares of the Series B Preferred Stock. The Warrants entitled the holders thereof to purchase Common Stock until August 6, 1995 at an exercise price of $5.00 per share of Common Stock.

Item 4.     Purpose of Transaction.

      The securities of the Company held by Mr. Suroff were acquired and are being held, as an investment. Mr. Suroff has no present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company (although Mr. Suroff retains the right, which he may exercise at any time or from time to time, in his discretion, to exercise the stock options owned by him or to purchase or sell equity securities of the Company in open market or in privately negotiated transactions as circumstances warrant), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

 CUSIP No. 872479 20 9                                        Page 5 of 7 Pages


Item 5.     Interest in Securities of the Issuer.

(a)  & (b)  The  following  table  sets  forth  the  beneficial  ownership  and information concerning voting and dispositive power of Leonard W. Suroff. The disclosure speaks as of June 1, 1993, the date Mr. Suroff ceased to be the beneficial owner of more than 5% of the Company's Common Stock:

                                                Number of           Period of
                              Name              Shares(1)           Class (2)

                        Leonard W.              130,000(3)          3.4%(4)
                        Suroff

            (1) Mr. Suroff has sole voting and dispositive power with respect to the shares owned by him.

            (2) Percent of Class assumes the issuance of Common Stock upon the exercise of options (to the extent exercisable on or within 60 days of June 1, 1993) deemed beneficially owned by Mr. Suroff but by no other person or entity.

            (3) Includes (a) 60,000 outstanding shares and 60,000 shares issuable upon exercise of Warrants which were exercisable in full on June 1, 1993; and (b) 10,000 shares issuable upon the exercise of the portion of options held under the Company's 1986 Stock Option Plan which were exercisable on or within 60 days of June 1, 1993.

(c)   (i)   In  the  Original  13D, Mr. Suroff reported that effective August 7,
            1992, the Company completed the Private Placement of, among other securities, 2,200,000 shares of Common Stock and Warrants. Included in such Common Stock and Warrants was the issuance to Mr. Suroff of 100,000 shares of Common Stock and Warrants to purchase a like number of shares of Common Stock in exchange for 2,500 shares of Series B Preferred Stock. The 2,500 shares of the Company's Series
            B Preferred Stock had been acquired by Mr. Suroff from the Company in a private placement on February 23, 1992 for $250,000.

      (ii) On June 1, 1993, Mr. Suroff transferred 40,000 shares of Common Stock and Warrants to purchase 40,000 shares of Common Stock to an adult son. Mr. Suroff received no consideration for this transfer. While Mr. Suroff's adult son lives in the same house as Mr. Suroff, Mr. Suroff does not have the power to direct the voting





 CUSIP No. 872479 20 9                                        Page 6 of 7 Pages

            or disposition of his adult son's securities.    Accordingly, Mr.
            Suroff disclaims beneficial ownership of all securities owned by his son. Since the time of the transfer, Mr. Suroff has not been a beneficial owner of more than 5% of the Company's Common Stock.



(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Mr. Suroff.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As of June 1, 1993, Mr. Suroff held an option, granted under the Company's 1986 Stock Option Plan on January 9, 1992, to purchase 20,000 shares of Common Stock at an exercise price of $3.125 per share which option was exercisable as to 5,000 shares, on a cumulative basis, on each of January 9, 1993, July 9, 1993, January 9, 1994 and July 9, 1994.

            The foregoing summary of is qualified in its entirety by reference to the exhibit to this Statement.

Item 7.     Materials to be Filed as Exhibits.

            1.    Stock  Option  Agreement  dated  January  9,  1992 between the
                  Company and Leonard W. Suroff.  Filed with the original 13D.





 CUSIP No. 872479 20 9                                        Page 7 of 7 Pages


                                    Signature

            After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  October 2, 1995

                                                 /s/ Leonard W. Suroff
                                                Leonard W. Suroff